TRIUMPH BANCORP, INC.

12700 Park Central Drive, Suite 1700

Dallas, Texas 75251

December 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re:	Triumph Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on December 15, 2021
File No. 333-261238

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Triumph Bancorp, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on December 17, 2021, or as soon as practicable thereafter.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, Mark F. Veblen of Wachtell, Lipton, Rosen & Katz, who can be reached at (212) 403-1396 or MFVeblen@wlrk.com and that such effectiveness also be confirmed to the Company in writing.

Respectfully,

TRIUMPH BANCORP, INC.

By:	/s/ Aaron P. Graft
Name: Aaron P. Graft
Title: President and Chief Executive Officer

cc:	Mark F. Veblen, Wachtell, Lipton, Rosen & Katz